51-101F3 Report of Management and Directors on Oil and Gas Disclosure [F]
Published December 21, 2007
Effective December 28, 2007

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

1.

Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form. 1

2.

The report referred to in item 3 of section 2.1 of NI 51-101 must in all material respects be as follows:

Report of Management and Directors
on Reserves Data and Other Information

Management of Unbridled Energy Corporation (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements.  This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2007, estimated using forecast and constant prices and costs.

Schlumberger Data and Consulting Services, an independent, qualified reserves evaluation company has evaluated the Company's reserves data.  The report of the independent, qualified reserves evaluators is provided with this letter will be filed with securities regulatory authorities concurrently with this report.

The Management has:

(a) reviewed the Company's procedures for providing information to the independent, qualified reserves evaluators ;

(b) met with the independent, qualified reserves evaluators to determine whether any restrictions affected the ability of the independent, qualified reserves evaluators to report without reservation and,

(c) reviewed the reserves data with management and the independent, qualified reserves evaluators.

The Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management.  The Board of Directors has, on the recommendation of Management, approved

(a) the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b) the filing of Form 51-101F2 which is the report of the independent, qualified reserves evaluators on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.  However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

“Joseph H. Frantz, Jr.”_____________________________
Joseph H. Frantz, Jr., President and Chief Executive Officer

“Michael Scureman”_______________________________
Michael J. Scureman, Chief Financial Officer

“Craig Steinke”___________________________________
Craig Steinke, Chairman of the Board

“Daniel O’Byrne”__________________________________
Daniel J. O’Byrne, Director

“Robert Penner”__________________________________
Robert Penner, Director

2

“Richard Day”___________________________________
Richard Day, Director

April 28, 2008

1 For the convenience of readers, CSA Staff Notice 51-324 Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities sets out the meanings of terms that are printed in italics in sections 1 and 2 of this Form or in NI 51-101, Form 51-101F1, Form 51-101F2 or Companion Policy 51-101CP. [This footnote is for the reader's convenience and does not form part of the form.]

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